EXHIBIT 12.2


                       Certifications of the CEO and CFO
          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
          ---------------------------------------------------------


In connection with the Annual Report of DataMirror Corporation (the "Company") on Form 20-F for the year ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigneds, Nigel Stokes as Chief Executive Officer of the Company, and Peter Cauley as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: June 1, 2004

By: /s/Nigel Stokes
    -----------------------
    Nigel Stokes
    Chief Executive Officer

By: /s/Peter Cauley
    -----------------------
    Peter Cauley
    Chief Financial Officer